NATIONAL TAX CREDIT INVESTORS II
c/o NATIONAL PARTNERSHIP INVESTMENTS CORP.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
September 17, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Flagship Fund 11, LLC, MPF ePlanning Opportunity Fund, LP, Sutter Opportunity Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Special Fund 8, LLC, MPF Flagship Fund 9, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Fund 6, LLC, MPF Income Fund 23, LLC, MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in National Tax Credit Investors II (the “Partnership”). The general partner of the Partnership, National Partnership Investments Corp., first became aware of the offer by the MPF Group on September 6, 2007.
     The Partnership, through its general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, primarily because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     We call your attention to the following considerations:
•	The MacKenzie Group’s offer price is $85.00 per Unit, which will be reduced by the amount of any distributions declared or made between September 6, 2007 and October 8, 2007, which may be further extended.

•	The MacKenzie Group’s offer is for all the outstanding Units not already owned by the Mackenzie Group. According to our records, the MacKenzie Group directly owns 5 Units as of September 6, 2007, however, the MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. Any acquisition of Units by the Mackenzie Group as a result of the Mackenzie Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units.

•	AIMCO Properties and its affiliates, which collectively hold 397 Units, or approximately 0.55% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The Partnership is an investor in Jefferson Meadows Limited Dividend Housing Association Limited Partnership and Pampa Partnership Limited. These limited partnerships, respectively, owned Jefferson Meadows Apartments, an 83-unit apartment complex located in Detroit, Michigan, and Pam Apartments, a 96-unit apartment complex located in Pampa, Texas. These properties were, respectively, sold on March 30, 2007 and April 5, 2007 and as a result of such sales the Partnership has received or will receive distributions of approximately $39,000 and $931,000.

•	The Partnership is an investor in Huntsville Properties Limited Partnership and Jamestown Terrace Limited Partnership. These limited partnerships, respectively, own Parkwood Landing Apartments, a 204-unit apartment complex located in Madison, Alabama, and Jamestown Terrace, a 56-unit apartment complex located in Jamestown, CA. The Parkwood Landing Apartments and the Jamestown Terrace property are currently under contract to be sold; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Partnership is an investor in Grimes Park Apartments Limited Partnership, Columbus Junction Limited Partnership, Norwalk Park Apartments Limited Partnership and Kentucky River Apartments, Ltd. These limited partnerships, respectively, own Grimes Park Apartments, a 16-unit apartment complex located in Grimes, Iowa, Columbus Junction Apartments, a 24-unit apartment complex located in Columbus Junction, Iowa, Norwalk Apartments, a 16-unit apartment complex located in Norwalk, Iowa, and Kentucky River Westside Homes Apartments, a 42-unit apartment complex located in Winchester, Kentucky. The properties mentioned above are currently listed for sale; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Partnership is an investor in Michigan Beach Limited Partnership and Quivira Place Associates Limited Partnership. These limited partnerships, respectively, own Michigan Beach Apartments, a 239-unit apartment complex located in Chicago, Illinois, and Quivira Place Apartments, a 289-unit apartment complex located in Lenexa, Kansas. The properties mentioned above are currently under negotiations to be sold; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Partnership is an investor in Virginia Park Meadows Limited Dividend Limited Partnership, Northwestern Partners, Ltd. and Wynnefield Lincoln Grove Limited Partnership. These limited partnerships, respectively, own Virginia Park Meadows Apartments, a 83-unit apartment complex located in Detroit, Michigan, Pensacola Affordable Apartments, a 56-unit apartment complex located in Pensacola, Florida, and Lincoln Grove Apartments, a 116-unit apartment complex located in Greensboro, North Carolina. The properties mentioned above are currently being considered for sale; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Partnership is an investor in Edgewood, a limited partnership, Germantown, a limited partnership, Meadow Lake I, a limited partnership, and Salem Park, a limited partnership. These limited partnerships, respectively, own, Edgewood Apartments, a 108-unit apartment complex located in Rogers, Arkansas, Germantown Apartments, a 132-unit apartment complex located in Conway, Arkansas, Meadow Lake Apartments, a 108-unit apartment complex located in Searcy, Arkansas, and Salem Park Apartments, a 144-unit apartment complex located in Conway, Arkansas. The Partnership’s interests in these limited partnerships are currently under negotiations to be sold; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	The Partnership is an investor in Palm Springs View Apartments, Ltd. and Pineview Terrace I Limited Partnership. These limited partnerships, respectively, own Palm Springs View Apartments, a 120-unit apartment complex located in Palm Springs, California, and Pineview Terrace Apartments, a 120-unit apartment complex located in Katy, Texas. The Partnership is currently considering a sale of its interests in these limited partnerships and Palm Springs View Apartments, Ltd. is currently considering a sale of the Palm Springs View Apartments property; however no assurances can be given regarding the timing or amount of a sale, if at all.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board
°	Set forth below are the high and low sales prices of Units for 2007 (through May 31, 2007) and during the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source.

	HIGH	LOW
Year Ended 2007 (through May 31):	$55.02	$30.00
Year Ended 2006:	$55.00	$21.00
Year Ended 2005:	$55.00	$25.00
Year Ended 2004:	$55.00	$20.00
°	Set forth below are the high and low sales prices of Units for 2007 (through August 31, 2007) and during the years ended December 31, 2006, 2005 and 2004 as reported by the American Partnership Board, an independent third-party source.

	HIGH	LOW
Year Ended 2007 (through August 31):	$55.02	$37.55
Year Ended 2006:	$33.50	$25.01
Year Ended 2005:	$36.50	$35.10
Year Ended 2004:	$41.00	$30.10
•	The MacKenzie Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired. In addition, if the MacKenzie Group has not accepted your Units for payment by November 5, 2007, you may withdraw Units tendered at any time after November 5, 2007 until they are accepted for payment.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units at higher prices.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely,

National Partnership Investments Corp.
General Partner